Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

SYNIVERSE HOLDINGS, INC.

SUBSIDIARIES OF REGISTRANT

AS OF DECEMBER 31, 2005

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION

Syniverse Technologies, Inc.	Delaware

Syniverse Technologies, BV	Netherlands

Syniverse Brience, LLC	Delaware

Syniverse Holdings Limited	United Kingdom

Syniverse Technologies Limited	United Kingdom